EXHIBIT 12.1

Hospitality Properties Trust
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio amounts)

	Year Ended December 31,
	2006		2005		2004		2003		2002

Net income	$169,039		$129,903		$127,091		$238,213		$142,202
Fixed charges	81,451		65,263		50,393		44,536		42,424
Adjusted earnings	$250,490		$195,166		$177,484		$282,749		$184,626

Fixed charges:
Interest on indebtedness and amortization of deferred finance costs	$81,451		$65,263		$50,393		$44,536		$42,424

Ratio of earnings to fixed charges	3.08	x	2.99	x	3.52	x	6.35	x	4.35	x